Exhibit 99.2

Liminal BioSciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Liminal BioSciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Liminal BioSciences” or the “Company”)

Item 2 -	Date of Material Change

November 3, 2019

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Liminal BioSciences on November 4, 2019 and disseminated on newswires in Canada.

Item 4 -	Summary of Material Change

Liminal BioSciences to divest bioseparations division to KKR.

Item 5 -	Full Description of Material Change

Liminal BioSciences Inc. (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company focused on developing novel therapeutics to treat unmet needs in patients with liver, respiratory and kidney disease, announced today the signature of a binding share purchase agreement for the divestment (the “Proposed Sale”) of its Isle of Man-based bioseparations business operated through its subsidiary Prometic Bioseparations Ltd (“PBL”) to KKR, a leading global investment firm (“KKR”).

“We are very pleased to announce the initial transaction resulting from our ongoing strategic process that will further our transition to a new focus on our small molecule therapeutics division,” stated Kenneth Galbraith, Chief Executive Officer of Liminal BioSciences. “The initial cash proceeds from the Proposed Sale will serve to strengthen our financial position, and the Company will have the opportunity to receive further potential cash payments based on the future performance of PBL’s business.”

Subject to its terms and conditions, the Proposed Sale will include the sale of all of the shares of PBL. Liminal BioSciences will be entitled to receive up to GBP 45 million (the “Purchase Price”) under the Proposed Sale, with up to GBP 32 million payable upon closing of the Proposed Sale (the “Closing Payment”), subject to pre-closing and post-closing adjustments for working capital and indebtedness. Liminal BioSciences will also be entitled to receive up to GBP 13 million in deferred payments based on the achievement of future annual PBL revenue thresholds. The Proposed Sale is expected to close in the fourth quarter of 2019, subject to customary closing conditions, and is not subject to any financing conditions.

Mr. Galbraith added, “PBL will remain an important partner for the manufacture of our plasma-derived therapeutics, and Liminal BioSciences will continue to work together with PBL for the supply of affinity adsorbents used in the manufacturing activities for our lead plasma-derived therapeutic product, Ryplazim™ (plasminogen), through a long-term supply agreement.

“The Proposed Sale will allow PBL to grow its bioseparations business independently and extend its leadership position in the field of bioseparations,” said Steve Burton, Ph. D., Chief Executive Officer of PBL. “We look forward to collaborating closely with KKR on continuing to grow our business and meeting the needs of our customers, including Liminal BioSciences’ plasma-derived therapeutics business.”

For KKR, the investment is being funded through KKR’s Health Care Strategic Growth Fund, which is focused on investing in high-growth health care-related companies for which KKR can be a unique partner in helping reach scale.

Lazard is acting as exclusive financial advisor to Liminal BioSciences in connection with the Proposed Sale, and Stikeman Elliott is acting as legal advisor. SilverMill, LLC collaborated with KKR in connection with the Proposed Sale.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Marie Iskra

General Counsel

(450) 781-0115

m.iskra@liminalbiosciences.com

Item 9 -	Date of Report

November 13, 2019

Liminal BioSciences Inc.

(s) Marie Iskra
Marie Iskra
General Counsel